NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium increases Q2 guidance
June 19, 2011 — ALL AMOUNTS ARE STATED IN US$ UNLESS OTHERWISE STATED
Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it expects to earn between $4.10 to $4.40 diluted earnings per share on continuing operations in the second quarter of 2011, or $5.12 to $5.42 for the first half of 2011. The significant increase from the previous guidance of $3.38 to $3.88 diluted earnings per share from continuing operations for the second quarter is due to very strong Retail performance and increasing nutrient pricing supported by continued strong crop fundamentals.
The guidance excludes any additional impact from second quarter share-based payment expense or mark-to-market gains or losses on natural gas or other commodity hedge positions.
“The strength in our earnings outlook is due to excellent performance from all three of our business units, which is particularly impressive given that the North American spring planting season has been hampered by excessively cold and wet weather this year. Record global crop prices are driving demand for all crop inputs, and Agrium’s strategic investment across the global agricultural value chain is capturing the benefits from the strength in these underlying fundamentals,” said Mike Wilson, Agrium President and CEO.
The major assumptions made in preparing our second quarter guidance on continuing operations are outlined below and include, but are not limited to:
•	Wholesale and North American Retail fertilizer margins reflecting increasing benchmark prices through the second quarter except for Wholesale volumes previously committed under pricing programs;
•	Aggregate Wholesale fertilizer sales volumes consistent with the same levels in the second quarter of 2010 with some shift in product mix;
•	Retail North American fertilizer sales volumes slightly below sales volumes in the second quarter of 2010;
•	A consolidated tax rate of 27.5 percent; and,
•	The exclusion from the guidance range of the effects in the second quarter of:
•	share-based payment expense or recovery;
•	mark-to-market gains or losses on commodity hedge positions settling in future periods; and,
•	the results of discontinued operations.
About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities.

Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to business and financial prospects and operations of Agrium. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, general economic, market and business conditions, weather conditions, crop prices, the supply and demand and price levels for our major products, litigation risk as well as counterpart and sovereign risk, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and the interpretation thereof and other laws or regulations and other risk factors detailed from time to time in Agrium’s reports filed with securities regulators. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities law. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437